Exhibit #5: The code of ethics or a statement of the reasons why a code of ethics is not in effect. Code of Conduct

➤ Code of Conduct

Code of Conduct
(Effective 3/27/2024)

Dear Colleagues,

As global events such as the pandemic have changed the way people around the world work and interact with one-another, Egan-Jones remains committed to doing business and serving clients with integrity and in accordance with the highest ethical standards. Whether you work remotely, in an Egan-Jones office setting, or in a hybrid work environment, each of us is responsible for understanding and following the Code of Conduct and all other applicable policies and procedures. This updated Code of Conduct is a critical component of the Company's internal controls structure.

Please be sure to familiarize yourself with, and attest to, this Code of Conduct and other relevant policies and procedures contained on EJ System, and complete all required training sessions throughout the year.

If you have any questions regarding the Code of Conduct or related matters, please contact your manager or the Compliance Department. If you become aware of violations of this Code of Conduct, law, or regulation, you may report them to your manager and to the Compliance Department.

Thank you for your ongoing commitment to ethics and integrity.

Sincerely,

Juan Marcelino

Independent Chairman of the Board

Sean Egan

CEO

Gus Macedo

Designated Compliance Officer

Table of Content

EGAN-JONES RATINGS COMPANY
CODE OF CONDUCT

PRINCIPLES OF THE CODE

Statement on Core values and Mission

The mission of Egan-Jones Ratings Company ("EJR" or the "Firm") is to provide market participants with timely and accurate credit ratings and other services. EJR serves clients in the private debt markets, as well as certain other markets, by providing analytical insights in a clear and concise format. As a market leader in the provision of private credit ratings, all ratings are based on sound analytical methodologies. The firm's other services are similarly provided in accordance with robust procedures and methodologies.

The firm's values are centered on analytical integrity and independence. Analytical methodologies are developed by industry experts with relevant skills and experience in an environment that is free from inappropriate commercial influence.

As a regulated credit rating agency, compliance is afforded the highest priority at Egan-Jones. The Firm has established a system of internal controls to ensure an exceptionally high level of compliance with applicable laws and regulations.

EJR is committed to fostering a work environment that allows the views of its Associated Persons to be expressed in a committee or other consensus-oriented setting. For example, committee voting will take place after voting members have each had an opportunity to express their views.

Fostering a Culture of Compliance

The Firm has a Code of Conduct (the "Code"), which serves as its code of ethics. The purpose of this Code is to set forth basic principles to guide you in your day-to-day activities as an Associated Person, and to outline the expectations the Firm has of all its Associated Persons. The Firm requires its Associated Persons to read and adopt the Code to enhance their understanding of the Firm's practices, including procedures regarding personal securities and money market instruments transactions, insider trading and personal email usage provisions. This Code is intended to provide basic principles and behavior guidelines and foster a "culture of compliance" at EJR.

The Code does not cover every regulatory, legal or ethical issue that you may confront at the Firm. Indeed, no code of conduct can attempt to anticipate the myriad of issues that arise in a fast-moving, financial-related enterprise like EJR. However, by following this Code and the Firm's policies and procedures, by adhering to the letter and the spirit of all applicable laws and regulations, and above all, by applying sound judgment to your activities, the Associated Persons will be able to adhere not only to the regulatory requirements applicable to EJR, but also to the Firm's commitment to compliance and ethical behavior in all of its activities.

In addition to this Code, you are required to read and acknowledge acceptance of, and compliance with, the EJR Conflicts and Compliance Manual (the "Manual"). The Manual contains additional information on the regulations governing NRSROs, issues that are presented in the operation of a credit ratings business— most notably, conflicts of interest, and other subjects that may or may not be addressed in this Code.

Know and Understand the Laws and Regulations

EJR is registered as a nationally recognized statistical rating organization ("NRSRO") with the U.S. Securities & Exchange Commission ("SEC" or the "Commission") in the following classes of credit ratings: (1) financial institutions, brokers or dealers; (2) insurance companies; and (3) corporate issuers, and is therefore subject to regulation and oversight in the United States by the Commission. EJR is also subject various laws of the Commonwealth of Pennsylvania where its main office is located as well as state and local laws of each of EJR's offices. It is your responsibility to know and understand the laws and regulations applicable to your job responsibilities, and to comply with both the letter and the spirit of these regulations, as well as the Firm's policies and procedures. EJR requires that you avoid not only any actual misconduct but also even the appearance of impropriety. We require Associated Persons to rely on common sense, good judgment, individual integrity and a discerning mind to guide you in your day-to-day activities. Assume that any action you take ultimately could be publicized; therefore, when taking an action consider how you and the Firm would be perceived. When in doubt, seek guidance from the Firm's knowledgeable regulatory and compliance personnel. Such personnel will assist you in obtaining any guidance you might need.

Professionals Serving Professionals

EJR provides credit rating products and services for institutional clients. The majority of its clients have long-term high-level experience within the securities business, and have internal capability for independent analysis and investment decision making. Our product is a tool for such professional institutional clients.

Trust, but Verify

Trust your instincts. If something does not appear to be lawful or ethical, or you have a question about it, ask the Firm's Designated Compliance Officer ("DCO"), raise a flag, and ask for help from the Firm's resources. Seek guidance rather than making assumptions that you are aware of regulatory nuances. The Firm strongly encourages you to discuss freely any concerns with knowledgeable persons, and requires you to report to the Compliance Department violations of law and regulation as well as internal policies and procedures. If you are unclear about the applicability of regulations to your job responsibilities, or if you are unsure about the propriety of a particular course of action, you should seek the advice of your supervisor and / or the Firm's DCO. You should never assume that an activity is compliant merely because others in the industry engage in it or you do not see any pitfalls in the course of action. EJR encourages you to reach out to any of the foregoing with your questions prior to pursuing a course of action if you are not 100% positive you know the regulatory ramifications of that action.

ACT IN THE BEST INTERESTS OF THE FIRM, CLIENTS & THE PUBLIC
Fair Dealing & Integrity
The Firm's basic core concept is that we provide a valuable service to our institutional clients. We rely on the trust of our clientele, for their belief and respect for our products and services, and the trust they invest in our abilities and integrity. The Firm seeks to outperform its competition fairly and honestly through timely superior analysis and experience. Every Associated Person must therefore always keep the best interests of the Firm's clients paramount and endeavor to fairly and properly deal with its clients, competitors, public, and vendors. No one should take unfair advantage of anyone through manipulation, abuse of privileged information, misrepresentation of facts, intimidation, or any other unfair practice. No Associated Persons should ever position themselves for, or take, personal gain through their association with the Firm.

Personal Email Usage Policy and Off-Channel Communications
As discussed more broadly in EJR's Conflicts and Compliance Manual and Information Security Policy, EJR maintains standards governing approved communications devices and channels, as well as unapproved communications devices and channels which include use of any personal or non EJR controlled communication device or channels ("Off-Channel Communications"). Associated persons are expected to read and be familiar with policies and procedures prohibiting the use of Off-Channel Communications, such as SMS/text messages, encrypted mobile phone messaging, and personal e-mail accounts for business purposes.

EJR's Associated Persons are strictly prohibited from using their personal email accounts to transmit and/or receive confidential information and/or confidential workplace documents or to conduct workplace business, provided certain limited exceptions may be granted by the Compliance Department for Associated Persons working from home. The Code of Conduct attestation includes a clause requiring all EJR Associated Persons to attest to use only their EJR email address to transmit and/or receive Confidential Information and/or confidential work papers or to conduct workplace business. Attestations are collected and reviewed by the Compliance Department. As part of the Firm's annual compliance training, all Associated Persons will be reminded of EJR's policies and procedures with regards to safeguarding confidential information and material nonpublic information.

On a periodic basis, the Compliance Department will conduct an email search on randomly-selected Associated Persons to ensure emails sent to or received from personal email accounts did not contain Confidential Information and/or confidential workplace documents (see "Email Review Policies and Procedures" in the Conflicts and Compliance Manual). Email search results will be retained within a compliance surveillance folder. Any Associated Persons who use a personal email account are required to attest to their awareness of this Personal Email Usage Policy. Associated Persons who commit an infraction of this Policy may be subject to disciplinary action, including termination at the recommendation of the DCO.

Associated Persons are also prohibited from using the Firm's email to transmit material that may be deemed to be offensive to a prudent person, or emails that reflect badly on the corporate culture of the Firm. Those include (but are limited to) any email that could be deemed pornographic, sexist, hateful, racist, discriminatory, terroristic, harassing, disparaging to the Firm or any of its Associated Persons, or any email that could be considered workplace brutality. Any emails with the aforementioned content will not be tolerated in the Firm's email environment, and may lead to immediate disciplinary action, including termination. Note that these email policies also apply to personal email accounts accessed via the Firm's systems.

The following is a real-world example of a code violation pertaining to off-channel communications:

1. An associated person forwarded confidential information to their personal e-mail address. This was detected in connection with ongoing compliance monitoring.

Conflicts of Interest-- Background

Broadly speaking, there are two categories of conflicts of interest that associated persons need to be aware of:

1) Conflicts of interest that can be managed and disclosed; and

2) Prohibited conflicts of interest

Below is an overview of both types of conflicts. Associated Persons should read and be familiar with EJR's Conflicts and Compliance Manual, which provides significant additional information pertaining to conflicts of interest and how EJR manages and/or avoids conflicts through its system of internal controls.

In addition to being paid by issuers and subscribers, the NRSRO is also paid to determine ratings by investors and asset managers. Frequently these engagements contemplate the issuance of the credit rating on a private basis. In these cases, the NRSRO provides the credit rating directly to its client but does not publish (or make available to all its subscribers) the credit rating or a report detailing its credit analysis (although such a report may be provided to the client with the rating). This business model is subject to conflicts of interest, which are oftentimes related to the objectives of the client for obtaining the rating.

As discussed above, in addition to conflicts of interest that must be managed and disclosed, the Securities and Exchange Commission prohibits certain conflicts of interest relating to the issuance of credit ratings by an NRSRO. The Commission believes this regulation is necessary and appropriate in the public interest and for the protection of investors because it addresses a practice that could impair the objectivity, and, correspondingly, the quality, of a credit rating. Commission believes the prohibition creates a strong incentive for NRSROs to improve their disclosures, which, in turn, will benefit the users of credit ratings and, by extension, the credit markets.

Section 15E and the related Commission rules address conflicts of interest. For example, Rule 17g-5 identifies certain conflicts of interest that are prohibited under all circumstances (Rule 17g-5(c)) and other conflicts of interest that are prohibited unless an NRSRO has publicly disclosed the existence of the conflict and has implemented policies and procedures reasonably designed to address and manage such conflict (Rule 17g-5(b)(1)-(10)).

Consistent with applicable regulatory requirements, EJR establishes and maintains a system of internal controls to ensure that applicable staff maintain EJR's analytical independence and avoid prohibited conflicts. EJR Associated Persons are prohibited from engaging in any activity that might constitute or result in, or create the appearance of, any impropriety or conflict of interest.

The primary responsibility of EJR Associated Persons is to perform their jobs in an efficient, compliant and productive manner. EJR Associated Person are expected to meet EJR's standards of work performance and personal conduct, including following company rules and adhering to established internal controls and working practices.

Conflict disclosure- When an Associated Person becomes aware of an actual or potential conflict of interest, they are responsible for taking appropriate action in accordance with legal and regulatory requirements and EJR's policies and procedures. For example, EJR Associated Persons are required to disclose to their supervisors and the EJR Compliance Department their involvement with any transaction or business relationship that might reasonably give rise to an actual conflict of interest or the appearance of a conflict of interest.

Examples of Conflicts of Interest that can be Managed and Disclosed
Many of EJR's clients have an economic interest in achieving a particular rating level. This creates a conflict of interest that needs to be managed and disclosed. Such conflicts are disclosed on Form NRSRO. Examples of EJR clients who may have an economic interest in achieving a particular rating level can include:

- Issuers
- Underwriters
- Obligors
- Entities that may own investments or have entered into transactions that could be impacted by a credit rating issued by EJR
- Clients who may use credit ratings to comply with, and obtain benefits or relief under, statutes and regulations using the term "nationally recognized statistical rating organization."
- Subscription clients who may own investments or have entered into transactions that could be favorably or adversely impacted by a credit rating issued by EJR.

Many of the above conflicts fall, broadly speaking, under the "issuer-pays" business model. To help manage these sorts of conflicts and ensure the integrity and independence of EJR's credit ratings, EJR segregates various functions. The most fundamental aspect of this segregation entails the segregation of Analytical and Sales/Marketing roles. Analytical staff are not permitted to become involved in sales or marketing activities and Sales/Marketing staff are not permitted to influence Analytical staff. As an example, it is not appropriate for Sales/Marketing staff to share with Analytical staff any information pertaining to fees or contract terms or to indicate to Analytical staff that a particular client is important to the firm. Beyond role segregation, EJR also physically segregates Analytical and Sales/Marketing staff during times when both roles may be located in a physical office setting. Finally, data and information segregation is enforced so that each role views information pertinent to their legitimate business purposes.

Where clients purchase multiple products from a rating agency (for example, credit ratings and proxy services) this has the potential to give rise to conflicts of interest. This general type of conflict is disclosed on Form NRSRO and, as specific instances are identified in course of regular monitoring performed by Ratings Sales staff, those instances are disclosed on the 17g-7 Disclosure Form pertaining to the relevant rating action.

Associated persons are allowed to own securities of issuers or obligors subject to a credit rating determined by EJR as long as they do not participate in or influence such credit ratings. This is disclosed on Form NRSRO. EJR employs an array of controls, including systems-based controls that help prevent analysts from voting in a rating committee where their personal securities holdings may pose a conflict of interest. In addition, EJR's Compliance team collects and reviews brokerage statements to help enforce the more detailed guidance set out below.

EJR allows persons within EJR to have a business relationship that is more than an arm's length ordinary course of business relationship with issuers or obligors subject to a credit rating determined by EJR as long as they do not participate in or otherwise influence the credit rating for such issuers or obligors. This is disclosed on Form NRSRO. EJR's Compliance Department administers Outside Business Activity (OBA) disclosure forms and, where necessary, conducts follow up interviews with associated persons in order to manage any potential conflicts of interest that may arise in connection with outside business relationships.

Examples of Prohibited Conflicts of Interest

As an NRSRO, the Firm is prohibited under Rule 17g-5(c) of the Securities Exchange Act of 1934, as amended ("Exchange Act") from having the following conflicts of interest relating to the issuance or maintenance of a credit rating as a credit rating agency, and we therefore do not engage in the PROHIBITED CONFLICTS listed below:

(1) Issue or maintain a credit rating solicited by a person that, in the most recently ended fiscal year, provided the Firm with net revenue (as reported under §240.17g-3) equaling or exceeding 10% of the total net revenue of the Firm for the fiscal year;[1]

EJR's Accounting team performs monitoring and reporting of client net revenues. Compliance and other firm leadership, as well as EJR's Board of Directors, receive reports and conduct oversight to help ensure that this prohibited conflict is not violated.

(2) Issue or maintain a credit rating with respect to a person (excluding a sovereign nation or an agency of a sovereign nation) where the Firm, a credit analyst that participated in determining the credit rating, or a person responsible for approving the credit rating, directly owns securities of, or has any other direct ownership interest in, the person that is subject to the credit rating.

Please refer to "Personal Securities Transactions and Holdings" herein for detailed information.

(3) Issue or maintain a credit rating with respect to a person associated with the Firm; or Issue or maintain a credit rating where a credit analyst who participated in determining the credit rating, or a person responsible for approving the credit rating, is an officer or director of the person that is subject to the credit rating;

The Compliance Department administers and reviews outside business activity disclosure forms. Where potential risks are identified on outside business activity disclosure forms, Compliance will conduct additional inquiries/interviews with staff in order to effectively identify and restrict certain activities, as necessary and appropriate.

(4) Issue or maintain a credit rating with respect to an obligor or security where

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[1] Unless the Firm receives an exemption from the Commission.

the Firm or a person associated with the Firm made recommendations to the obligor or the issuer, underwriter, or sponsor of the security about the corporate or legal structure, assets, liabilities, or activities of the obligor or issuer of the security;

The purpose of this rule is to address the potential lack of impartiality that could arise when an NRSRO determines a credit rating based on a corporate structure that was developed after consultations with the NRSRO or its affiliate on how to achieve a desired credit rating. In simple terms, the rule prohibits an NRSRO from rating its own work or the work of an affiliate.

The following specific example pertaining to structuring may surface when dealing with clients:

When a client requests an NRSRO rating that the Firm cannot rate due to the Firm's NRSRO registration status (e.g., a request for a rating on a municipal security, government security, foreign government security or ABS security), you must inform the client that the Firm is unable to provide an NRSRO rating for such security because the Firm is not registered as an NRSRO in respect of such class(es) of credit ratings. You may not make any suggestions or recommendations to the client about ways in which the security could provide an NRSRO rating.

(5) Issue or maintain a credit rating where the fee paid for the rating was negotiated, discussed, or arranged by a person within the Firm who has responsibility for participating in determining credit ratings or for developing or approving procedures or methodologies used for determining credit ratings, including qualitative and quantitative models; or Issue or maintain a credit rating where a person within the Firm who participates in determining or monitoring the credit rating, or developing or approving procedures or methodologies used for determining the credit rating, including qualitative and quantitative models, also:

i. Participate in sales or marketing of a product or service of the Firm or a product or service of an affiliate of the Firm; or

ii. Is influenced by sales or marketing considerations.

The purpose of this rule is to remove the persons directly involved in making the judgments that credit ratings are based on from fee negotiations and, thereby, insulate them from considerations that could make them more or less favorably disposed toward a client or class of clients. It is essential to insulate rating analysts from business pressures by separating rating agencies' business-development function from their analytical function.

In addition to controls pertaining to the segregation of roles and information (discussed above and in EJR's Conflicts and Compliance Manual), EJR maintains 'tainted procedures', effectively providing for a cooling-off period where Analytical staff inadvertently come into contact with commercial information (e.g., fee information, contract terms).

(6) Issue or maintain a credit rating where a credit analyst who participated in determining or monitoring the credit rating, or a person responsible for approving the credit rating received gifts, including entertainment, from the obligor being rated, or from the issuer, underwriter, or sponsor of the securities being rated, other than items provided in the context of normal business activities such as meetings that have an aggregate value of no more than $25 (See Section "Gifts & Entertainment" below).

The purpose of this rule is to eliminate the potential for undue influence that gifts and entertainment can have on those responsible for determining credit ratings.

Please see guidance pertaining to gifts and entertainment below and more detailed guidance in the Conflicts and Compliance Manual.

For the purposes of the above Prohibited Conflicts, the term person within an NRSRO means the Firm itself, its credit rating affiliates identified on Form NRSRO, and any partner, officer, director, branch manager, and employee (including all Associated Persons) of the Firm or its credit rating affiliates (or any person occupying a similar status or performing similar functions). Any questions with respect to the meaning or scope of such conflicts should be referred to the Compliance Department.

As discussed above, EJR maintains a comprehensive system of internal controls. This system of internal controls is documented and maintained by the Compliance Department. Some examples of internal controls intended to help the organization avoid certain prohibited conflicts of interest include:

Prohibited conflict pertaining to clients who could provide the NRSRO with net revenue equaling or exceeding 10% to the total net revenue of the NRSRO for the fiscal year.

Internal control: Accounting periodically monitors and circulates a report showing year-to-date net revenue by client/revenue type. The 10% analysis report is used for the purpose of monitoring adherence to Rule 17g-5(c)(1). Compliance and senior management review the report and propose appropriate action, as necessary.

Example of prohibited conflict dealing with personal securities holdings: An analyst that participates in the rating process for XYZ Inc. may not hold securities of XYZ Inc.

Internal Control: New Associated Persons submit their securities holdings along with brokerage statements as part of EJR's onboarding procedures. Associated Persons submit applicable brokerage account statements to the Compliance Department on a quarterly basis. Analyst(s) are required to attest that they do not have any prohibited conflicts prior to determining credit ratings.

Prohibited conflict: Credit rating analysts are not permitted to negotiate ratings fees.

Internal control: EJR ratings analyst(s) are strictly prohibited from discussing fee information, types/structures of fees, or any other fee-related information, even if the specific amount is not discussed.

Public Disclosure of Identified Conflicts of Interest and Related Conflict Procedures

Under Rule 17g-5(b)(1)-(10) of the Securities Exchange Act of 1934, as amended ("Exchange Act") EJR has adopted internal procedures and mechanisms to identify and eliminate, or to manage and disclose, as appropriate, actual or potential conflicts of interest that may influence the opinions and analyses EJR makes or the judgment and analyses of EJR Associated Person involved in credit rating activities or who approve credit ratings and rating outlooks.

(1) EJR is paid by issuers or underwriters to determine credit ratings with respect to securities or money market instruments they issue or underwrite.

(2) EJR is paid by obligors to determine credit ratings with respect to the obligors.

(3) EJR is paid by entities to determine credit ratings with respect to obligations of third parties where such entities may own investments or have entered into transactions that could be impacted by a credit rating issued by EJR.

(4) EJR is paid for services in addition to determining credit ratings by issuers, underwriters, or obligors that have paid EJR to determine a credit rating.

(5) EJR is paid by persons for subscriptions to receive or access the credit ratings of EJR and/or for other services offered by EJR where such persons may use the credit ratings of EJR to comply with, and obtain benefits or relief under, statutes and regulations using the term "nationally recognized statistical rating organization."

(6) EJR is paid by persons for subscriptions to receive or access the credit ratings of EJR and/or for other services offered by EJR where such persons also may own investments or have entered into transactions that could be favorably or adversely impacted by a credit rating issued by EJR.

(7) EJR allows persons within EJR to directly own securities or money market instruments of, or having other direct ownership interests in, issuers or obligors subject to a credit rating determined by EJR as long as they do not participate in or otherwise influence the credit rating for such issuers or

obligors.

(8) EJR allows persons within EJR to have a business relationship that is more than an arm's length ordinary course of business relationship with issuers or obligors subject to a credit rating determined by EJR as long as they do not participate in or otherwise influence the credit rating for such issuers or obligors.

Policies, procedures and internal controls associated with the above identified conflicts of interest are also discussed in EJR's Conflicts and Compliance Manual.

EJR has also disclosed certain of its conflict avoidance and management measures on its free public website at https://www.egan-jones.com. EJR's disclosures of known actual and potential conflicts of interest shall be timely, clear, concise, specific, and prominent. Please refer to Exhibit 6, "Identification of Conflicts of Interest Relating to the Issuance of Credit Ratings," and Exhibit 7, "Policies and Procedures to Address and Manage Conflicts of Interest," to Form NRSRO, which are available on the Firm's website, www.egan-jones.com/nrsro, for a description of policies and procedures which must be followed by Associated Persons in relation to conflicts of interest.

Gifts & Entertainment

Gifts and entertainment may create an inappropriate expectation or feeling of obligation. You are required to follow gifts standards detailed in the NRSRO rules and note that gifts that fall outside the standard are prohibited. You and members of your family may not accept gifts or gifts offered in the form of cash or cash equivalents, or special favors (other than an occasional non-cash gift of nominal value – i.e., coffee mugs with logos, etc.) from any person or organization with which the Firm has a current or potential business relationship or from any Company that the Firm does or may rate. Further, business gifts to, and entertainment of, non-government employees in connection with business discussions or the development of business relationships are only appropriate if they are in the ordinary course of business and their value is modest. If you have any questions about the appropriateness of a business gift or expense, you should contact your supervisor or the DCO. Associated Persons are required to receive preapproval from the Compliance Department before giving gifts and any gifts which are received need to be reported to the Compliance Department to ensure the gift is appropriate per NRSRO rules. Detailed guidance pertaining to gifts and entertainment is provided in EJR's Conflicts and Compliance Manual.

Giving gifts to, or entertaining, government employees (including employees of international organizations and or regulatory bodies) may be prohibited. The United States Foreign Corrupt Practices Act, for example, prohibits giving anything of value, directly or indirectly, to any "foreign official" for the purpose of obtaining or retaining business. Check with your supervisor or the DCO if you have any questions about the acceptability of conduct in any foreign country, including contacting foreign officials with respect to the Firm's sovereign ratings or the sales of Firm products to foreign governments or agencies.

Corporate Opportunities

As an Associated Person, you owe a duty to the Firm to advance its interests. No Associated Person may use their position or corporate property or information for personal gain. Additionally, no Associated Person may take for themselves the Firm's opportunities for sales or purchases of products, services or interests. Business opportunities that arise as a result of your position in the Firm or through the use of corporate property or information belong to the Firm.

Firm Systems and Assets

The Firm's policies regulate use of the Firm's systems, including telephones, computer networks, electronic mail, and remote access capabilities. Generally, you should use the Firm's systems and properties only for legitimate Firm business. Under no conditions may you use the Firm's systems to view, store, or send unlawful, offensive or other inappropriate materials. In addition, protecting the Firm's assets against loss, theft, waste, or other misuse is the responsibility of every Associated Person. Any suspected misuse should be reported to your supervisor or the DCO.

Personal Securities Transactions and Holdings

The Firm's personal securities policy is designed to address potential conflicts of interest in cases where Associated Persons have ownership positions in issuers or related entities the Firm does or may do business with. This policy applies to accounts of the Associated Person and the Associated Person's direct family members. As used herein, direct family members includes an Associated Person's spouse and minor and dependent children and references should be interpreted accordingly. If there are questions about whether someone constitutes a direct family member, the Associated Person should speak with the Compliance Department.

An Associated Person must disclose brokerage or other investment accounts, including private investments, trusts or investment clubs, in which the Associated Person has direct or indirect influence or control (such as joint ownership, trading authorization, or the authority to exercise investment discretion) or a direct or indirect beneficial ownership interest. Accounts related to money market instruments and commercial paper are also subject to this Personal Securities Transactions and Holdings policy. Notwithstanding the foregoing, an Associated Person is not required to disclose the following types of accounts or accounts that can only hold the following types of investments: open-end mutual funds; foreign exchange; cryptocurrency; pension or retirement accounts in which the Associated Person does not have investment discretion and where the Associated Person is not permitted to invest directly in securities; commodities; futures on commodities, currencies and indices; certificates of deposit; bank accounts; 529 accounts or plans; and 401K or similar retirement accounts that are not able to hold individual securities or closed-end funds. Trusts or similar investment vehicles managed by a third-party, including blind trusts, where the Associated Person has no direct or indirect influence or control over the trust or account ("Third-Party Accounts") are permitted provided Associated Persons and their immediately family members utilize such accounts to trade exclusively in open-ended funds and ETFs, and that such accounts may not and do not buy, hold, or sell individual securities or bonds. All Associated Persons are required to disclose all applicable personal securities accounts and holdings, including US and non-US (China, India etc.) accounts and holdings, and, if possible, ask their account custodian to send "duplicate" or "interested party" statements to the Firm's Compliance Department.

The purchase, sale and holding of individual equity and/or fixed income securities, including options on such securities and exercise of such options, and closed-end funds is prohibited. The purchase, sale and holding of ETF's is permissible without preclearance. As a best practice, new Associated Persons should liquidate pre-existing positions in non-Third-Party Accounts. The Firm recognizes that liquidations may incur transaction fees and have unwanted tax consequences in taxable accounts. Affected Associated Persons may request a limited waiver from this provision of the Code from the DCO. Waiver requests must be in writing. Should the Associated Person wish to liquidate a position in respect of which a waiver had previously been granted, he/she must request, and receive, pre-clearance approval from the DCO, noting the name of the security, ticker symbol or CUSIP, and size of the position to be liquidated. The DCO will check with the Firm's Ratings Group to make sure the Firm has no active engagements or outstanding work with the issuer or the security involved, and, if there are no other potential conflicts identified, open up a trading window during which the Associated Person can make the trade. DCO trading approvals generally are valid for five business days unless specified.

Example of Inadvertent Policy Violation: A broker with discretionary authority traded individual securities on behalf of an Associated Person without Compliance Department pre-approval.

Compliance Guidance: Accounts with discretionary authority should not have the ability to trade or hold individual securities.

Insider Trading Policies and Procedures

NRSRO firms are required to establish, maintain, enforce, and document policies and procedures to prevent the misuse of material non-public information ("MNPI"). MNPI generally includes (a) information that is not generally known to the public about the Firm, its clients, or other parties with whom the Firm has a relationship and that have an expectation of confidentiality ("Confidential Information"); and (b) non-public information that might be useful to competitors or that could be harmful to the Firm or its customers if disclosed, such as, the names of clients, intellectual property, IT security systems, business plans, personal employee information and unpublished financial information ("Proprietary information" or, collectively, "Inside Information").

Inside Information generated and gathered in our business is a valuable asset of the Firm. Protecting Inside Information is critical to the Firm's reputation for integrity and its relationship with its clients, and ensures the Firm's compliance with the complex regulations governing the financial services industry. Accordingly, you should maintain all such information in strict confidence. You should also respect the property rights, including Inside Information, of other companies.

Unauthorized use or distribution of Inside Information violates the Firm's internal policy and could be illegal. Such use or distribution could result in negative consequences for both the Firm and the individuals involved, including potential legal and disciplinary actions. Your obligation to protect the Inside Information you come into contact with continues even after you leave the Firm, and you must return all documents containing such information in your possession to the Firm upon your departure.

If Associated Persons receive Inside Information, they are prohibited from securities trading ("Insider Trading"), whether for the account of themselves, their family, friends, or any customer, any accounts in which they have a direct or indirect beneficial interest (including accounts for family members) and any other account over which they have control, discretionary authority or power of attorney and any account on their behalf. This absolute trading prohibition is in effect should the Firm cover that issuer or not. Additionally, Associated Persons are prohibited from sending or sharing Inside Information to others. Insider Trading for these purposes is any trading activity where persons trade while in possession of material information that is not known to the investing public and which provides the holder or recipient of the information with a potentially unfair advantage in the marketplace.

The penalties for Insider Trading can be considerable, including loss of profits plus damages, criminal sanctions including incarceration, loss of employment and permanent bar from the securities industry. If you are in possession of Inside Information about a company or the market for a company's securities, you must refrain from acting upon it. You also may not communicate Inside Information to another person who has no official need to know it.

If you are in possession of Inside Information, you are required to safeguard it based on a "legitimate business need to know" standard, and to promptly notify the DCO of any inappropriate internal or external dissemination Please see NRSRO Exhibit 3: Policies or procedures adopted and implemented to prevent the misuse of material, nonpublic information., which is reasonably designed to prevent the misuse of Inside Information considering the Firm's business, structure, size and other relevant factors. The Firm recognizes that in the course of its work it may be exposed to Inside Information so all Associated Persons must be able to identify material non-public information and handle such information properly.

The Firm anticipates that instances of exposure to Insider Information may occur, including inadvertently, in the course of research activities. For instance, company projections often constitute material non-public information. Any kind of trading while in possession of Inside Information may constitute Insider Trading and, at a minimum, may be improper, if not illegal. In addition, trading while in possession of information concerning the pending issuance of a rating by the Firm (front-running) is also prohibited. These activities are STRICTLY PROHIBITED. In addition, all of the Firm's credit analysis work is highly confidential and proprietary information and shall not be disclosed. The Firm's decision to upgrade, downgrade or, in some cases, review or update a rating on a security or an instrument, may be material non- public information and thus is to be very closely guarded prior to the rating publication. No ratings action decision should ever be disclosed, prior to dissemination, to anyone outside of the Credit Analysts at the Firm.

Below are selected real world examples of violations dealing with the safeguarding of confidential information:

1. EJR Associated Person inadvertently sent client confidential data to an unrelated third party; the Associated Person's email auto-filled the incorrect recipient.

2. An analyst inadvertently sent a partially completed private rating information form to a person other than the individual that requested the rating.

Compliance Guidance: Double-check the accuracy of auto-filled e-mail addresses prior to clicking Send.

ENFORCEMENT AND ADMINISTRATION OF THE CODE

What to Do if You Learn Inside Information

It is not illegal to learn Inside Information. The Firm or its Associated Persons may learn material non-public information from its clientele or in the course of its ratings work. It is, however, illegal for you to act or trade while in the possession of such information, or to pass it on to others other than the DCO of the Firm. You should tell the DCO that you are in receipt of such information for the purpose of sequestering the information and making sure it does not affect any ratings decision.

If you believe you have learned Inside Information, contact the Firm's DCO immediately so that they may address all potential issues and preserve the integrity of the Firm's commitment to information handling. If you become aware of a breach of these policies or of a leak of Inside Information, advise the Firm's DCO immediately. You must refrain from distributing that information to others, make sure it is not openly available on your computer and sequester it within your email to prevent easy accessibility by others.

How to Preserve the Confidentiality of Material Non-Public Information

The following are non-exclusive steps you must take to preserve the confidentiality of non-public information:

- Do not discuss confidential matters (in person or via phone) in elevators, hallways, restaurants, airplanes, taxicabs or any place where you can be overheard.
- Do not leave sensitive memoranda on your desk or in other places where they can be read by others. Do not leave a computer terminal without exiting the file in which you are working.
- Do not read confidential documents in public places or discard them where they can be retrieved by others. Do not carry confidential documents in an exposed manner.
- On drafts of sensitive documents use redacted names if necessary.
- Do not discuss confidential business information with spouses, other relatives or friends.
- Avoid even the appearance of impropriety. Serious repercussions may follow from insider trading or using non-public information to benefit yourself or another. You should consult with Compliance whenever you have questions about this subject.
- Shred confidential documents that are no longer needed per the Firm's document and record retention policies

At no time may the Firm or any member of the Firm discuss or disclose such information or perform any personal securities and money market instruments transactions related to MNPI until the MNPI is in the public domain or otherwise is no longer material.

The Firm has a vital interest in its reputation, the reputation of its Associated Persons, and in the integrity of the securities markets. Trading while in possession of inside or confidential Firm information would destroy that reputation and integrity. The Firm is committed to preventing this conduct and to punishing any Associated Person who engages in this practice or fails to comply with the above steps designed to preserve confidentiality of Inside Information. These procedures are a vital part of the Firm's compliance efforts and must be adhered to.

Provide Fair and Truthful Disclosures to Our Clients & the Public

The Firm has a responsibility under the law to communicate effectively so that its clients are provided with full and accurate information in all material respects. To the extent that you are involved in the preparation of materials for dissemination to clients, you should be careful to ensure that the information in these materials is truthful, accurate and complete. In particular, the Firm's officers and directors shall endeavor to promote full, fair, accurate, timely and understandable disclosure in the

Firm's communications, including documents that the Firm files with or submits to the SEC Staff and other regulatory bodies. If you become aware of a materially inaccurate or misleading statement in any communication to the Firm's clients, the SEC Staff, other regulatory bodies, or the public, you should report it immediately to your supervisor and the Compliance Department.

Reporting Violations

You are the Firm's first line of defense against unethical or improper business practices. If you observe or become aware of any conduct that you believe is unethical or improper - whether by another employee, a consultant, a supplier, a client, or other third party - you must communicate that information to the Firm's ownership, compliance officer (DCO), counsel, or to the 24-hour independently operated helpline. They will take appropriate action. If you are a supervisor, you have an additional responsibility to take appropriate steps to stop any misconduct that you are aware of, and to prevent its occurrence and/or recurrence. Supervisors that do not take appropriate action may be held responsible for failure to supervise properly. If you prefer to report an allegation anonymously, you must provide enough information about the incident or situation to allow the Firm to investigate properly.

Individuals – whether they are located in the U.S. or in other jurisdictions – have the option to report misconduct and unethical conduct directly to the SEC through its Whistleblower program. The Office of the Whistleblower Hotline is 202-551-4790 and to report concerns or possible violations through an independent third-party that specializes in the discrete reporting of integrity concerns, and are available 24 hours a day, seven days a week. The telephone number to the independent helpline is 1-484-789-6596. Calls to the helpline may be made anonymously or on a disclosed basis.

Credit rating agencies must disclose and manage certain types of conflicts of interest ("Manageable Conflicts") and prevent certain other types of conflicts of interest ("Prohibited Conflicts"). Additional detail pertaining to conflicts of interest and EJR's approach to managing/avoiding them is found in the Conflicts and Compliance Manual. Manageable Conflicts that are not in practice being properly managed and Prohibited Conflicts that are not being prevented are reportable events.

Policy Against Retaliation

EJR is committed to ensuring that all of our people feel safe and protected when reporting issues. The firm prohibits and will not tolerate any kind of retaliation or retribution for reports or complaints (internally or via the independent helpline) regarding firm misconduct or the misconduct of others that were made in good faith. Open communication of issues and concerns by all Associated Persons without fear of retribution or retaliation is vital to the continued success of the Firm. Unless the Firm's management learns of a problem, the Firm cannot deal with it. Concealing improper conduct often compounds the problem and may delay or hamper responses that could prevent or mitigate actual damage.

Measures to be Undertaken in the Event of a Material Breach

The DCO is primarily responsibility for monitoring the Firm's compliance with its policies and procedures. This Code of Conduct details prohibited conflicts of interest, identified conflicts and many other areas of compliance concern. All Associated Persons are required to notify the DCO whenever they become aware of a possible violation of a policy or procedure. The DCO will, upon discovering a possible violation or having been provided with evidence that indicates a possible violation, immediately assess the available evidence and document the results of the investigation. In the case of serious violations, the CEO, Independent Board members and, if appropriate, counsel, maybe contacted by the DCO and provided with the details of the violation. If the violation is indeed a material violation, the DCO will consider whether the appropriate regulatory bodies must be notified.

Consequences of Violating the Code

If you are an Associated Person (other than an independent contractor), this Code forms part of the terms and conditions of your employment at the Firm; if you are an independent contractor this Code forms part of your agreement to provide services to the Firm. All Associated Persons are expected to cooperate in internal investigations of allegations of violations of the Code, and actual violations may subject you to the full range of disciplinary action by the Firm, including termination. The Firm may also report certain activities to its regulators, which could give rise to regulatory or criminal investigations. The penalties for regulatory and criminal violations may include significant fines, permanent bar from employment in the securities industry and, for criminal violations, imprisonment.

Attestation, Waivers, Amendments and Contact Information

Associated Persons are required to attest their knowledge of, and compliance with, the above-mentioned policies and procedures. Waivers and amendments to this Code, and any specific policy exemptions, must be approved and documented by the DCO. It is your responsibility to be familiar with the Code. If you have any questions regarding the Firm's Code of Conduct, the contact information is:

By mail to: Egan-Jones Ratings Company
                      Attn: Compliance Department
                      61 Haverford Station Rd
                      Haverford, PA 19041
                      Compliance@egan-jones.com